ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20110263144-44
Ross Miller Secretary of State State of Nevada	Filing Date and Time 04/07/2011 10:35 AM
	Entity Number E0666882006-8

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

ABSOLUTE LIFE SOLUTIONS, INC.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

By resolution of the board of directors pursuant to a provision in the articles of incorporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

25,000 shares of the corporation's authorized preferred stock shall be designated as Series B 12.5% Convertible Preferred Stock (the "Series B 12.5% Preferred Stock"), and shall have the following voting powers, designations, preferences, limitations, restrictions and relative rights:

CONTINUED ON ATTACHMENT

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

**CERTIFICATE OF DESIGNATIONS
OF RIGHTS AND PREFERENCES OF THE
SERIES B 12.5% CONVERTIBLE PREFERRED STOCK
OF
ABSOLUTE LIFE SOLUTIONS, INC.**

Pursuant to the authority expressly granted and vested in the Board of Directors (the "Board of Directors" or the "Board") of Absolute Life Solutions, Inc. (the "Company") by the Private Corporations Law of the Nevada Revised Statutes of the State of Nevada (the "Corporation Law") and the provisions of the Company's Certificate of Incorporation, as amended, the Board of Directors adopted the following resolution setting forth the designations, powers, preferences and rights of its Series B 12.5% Convertible Preferred Stock (the "Certificate of Designations") on April 1, 2011:

RESOLVED: That the designations, powers, preferences and rights of the Series B 12.5% Convertible Preferred Stock be, and they hereby are, as set forth below:

I. DESIGNATION AND AMOUNT

The designation of this series, which consists of 25,000 shares of Preferred Stock, par value $0.00001 per share, is the Series B 12.5% Convertible Preferred Stock (the "Designated Preferred Stock").

II. CERTAIN DEFINITIONS

For purposes of this Certificate of Designation, the following terms shall have the following meanings:

"Buyer's Closing Date" has the meaning ascribed to it in the relevant Securities Purchase Agreement.

"Combined Majority in Interest of Combined Holders" means, as of the relevant date, one or more Series A Holders whose respective outstanding Series A Stated Value held by each of them aggregate more than fifty percent (50%) of the Combined Outstanding Stated Value.

"Combined Outstanding Stated Value" means, as of the relevant date, the sum of (i) the aggregate Series A Stated Value of the outstanding Series A Unconverted Preferred Stock held by all Series A Holders, plus (ii) the aggregate Stated Value of the outstanding Unconverted Preferred Stock held by all Holders.

"Commencement Date" means the earlier of (i) the date which is sixty-five (65) days after the Buyer's Closing Date or (ii) the Effective Date.

"Common Stock" means the Company's common stock, par value $0.00001 per share.

"Conversion Certificates" means certificates representing the shares of Common Stock issuable on conversion of the Designated Preferred Stock, including shares issued in payment of dividends on the Designated Preferred Stock.

"Conversion Date" has the meaning ascribed to it in Article IV Paragraph B.

"Conversion Formula" has the meaning ascribed to it in Article IV Paragraph A.

"Conversion Price" means $1.00 per share (which amount is subject to adjustment subject to adjustment as contemplated by Article VII hereof).

"Converted Shares" means the shares of Designated Preferred Stock submitted for conversion at any time.

"Converting Holder" has the meaning ascribed to it in Article IV Paragraph B.

"Delivery Date" has the meaning ascribed to it in Article III Paragraph C or Article IV Paragraph B, as may be applicable.

"Effective Date" has the meaning ascribed to it in the relevant Securities Purchase Agreement.

"Exchange" means the transaction pursuant to which the Holder (or its predecessor in interest) exchanged the Holder's Exchanged Series A Shares for an equal number of shares of Designated Preferred Stock, as contemplated by the Exchange Agreement.

"Exchange Agreement" means that certain Exchange Agreement, dated on are about the date of the filing of this Certificate of Designations, to which the Company and the Holder (or its predecessor in interest) are parties.

"Exchange Closing Date" means, with respect to each Holder, the date on which the Exchange between the Company and the Holder (or its predecessor in interest) was consummated.

"Exchanged Series A Shares" means the shares of the Company's Series A Preferred Stock exchanged by any one or more holders thereof for an equivalent number of shares of Designated Preferred Stock, as contemplated by the Exchange Agreement.

"Fifth Anniversary Date" has the meaning ascribed to in the relevant Securities Purchase Agreement.

"Holder" means a person or entity holding shares of the Designated Preferred Stock.

"Holder Redemption Amount" has the meaning ascribed to it in Article V Paragraph B.

"Holder Redemption Notice" has the meaning ascribed to it in Article V Paragraph A.

"Initial Closing Date" means the first Exchange Closing Date.

"Junior Securities" means (i) any class or series of capital stock of the Company authorized prior to the filing of this Certificate of Designations that, by its terms, ranks junior to the Designated Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary and (ii) all classes or series of capital stock of the Company authorized after the filing of this Certificate of Designations, unless consented to as provided herein in each instance, each of which shall rank junior to the Designated Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"Liquidation Preference" means, with respect to a share of Designated Preferred Stock, an amount equal to the Stated Value thereof, plus the accrued and unpaid dividends thereon through the date of final distribution.

"Majority in Interest of the Holders" means one or more Holders whose respective outstanding Stated Value of the Unconverted Preferred Stock held by each of them, as of the relevant date, aggregate more than fifty percent (50%) of the aggregate Stated Value of the outstanding Unconverted Preferred Stock held by all Holders on that date.

"Mergers Law" means the Mergers, Conversions, Exchange and Domestications Law of the Nevada Revised Statutes of the State of Nevada.

"Minority Outstanding Date" means the date on which the aggregate Stated Value of all outstanding Unconverted Preferred Stock held by all Holders is less than fifty percent (50%) of the aggregate Stated Value of all shares of Designated Preferred Stock originally issued to all Holders (or their predecessors in interest) on their respective Exchange Closing Dates.

"New Transaction" means, unless consented to by a Majority in Interest of the Holders, (i) the offer or sale of Common Stock by or on behalf of the Company and/or in a transaction offered or consummated after the date hereof; provided, however, that it is specifically understood that the term "New Transaction" (1) unless consented to otherwise by a Majority in Interest of the Holders, includes, but is not limited to, a sale of Common Stock or of a security convertible into Common Stock or an equity or credit line transaction, but (2) does not include (a) any issuance of any security, including shares of Designated Preferred Stock, pursuant to the Exchange Agreement, or (b) the issuance pursuant to an employee stock option or incentive plan of the Company of (1) options or warrants to purchase Common Stock or (2) Common Stock upon the exercise or conversion of options, warrants or convertible securities.

"New Transaction Price" means, as may be applicable, on a per share basis, the lower of (1) the lowest fixed purchase price of any shares of the Common Stock contemplated in the New Transaction, or (2) the lowest conversion price or put or call price which would be applicable under the terms of the New Transaction; in each such case, whether such purchase or conversion price or put or call price is stated or otherwise specified or is determined on the closing date of the New Transaction by the application of a formula set in the documents reflecting the New Transaction or could result from adjustments or revisions contemplated in the relevant agreements for the New Transaction and whenever such adjustment or revision would be applicable (and if no minimum purchase price, conversion price or put or call price, as the case may be, is set, it shall be assumed that such minimum purchase price or conversion price is $.01).

"Pari Passu Securities" means any class or series of capital stock of the Company hereafter created specifically ranking, by its terms, on parity with the Designated Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"Principal Trading Market" means the Over the Counter Bulletin Board or such other market on which the Common Stock is principally traded at the relevant time, but shall not include the "pink sheets."

"Redeemed Share" has the meaning ascribed to it in Article V Paragraph B.

"Redeeming Holder" has the meaning ascribed to it in Article V Paragraph A.

"Redemption Event" has the meaning ascribed to it in Article V Paragraph B.

"Registration Rights Agreement" has the meaning ascribed to it in the relevant Securities Purchase Agreement, as the same may have been or may hereafter be amended.

"Registration Statement" means the Registration Statement(s) to be filed by the Company pursuant to the Registration Rights Agreement for the resale of the Common Stock issuable upon conversion of the Designated Preferred Stock.

"Required Interest" has the meaning ascribed to it in Article VIII Paragraph B.

"Scheduled Dividend Payment Date" has the meaning ascribed to it Article III Paragraph A.

"Securities" means the shares of Designated Preferred Stock or the Common Stock of the Company into which such shares are converted or convertible, as contemplated hereby.

"Series A Certificate of Designations" means the Certificate of Designations of the Series A Preferred Stock as in effect as of April 1, 2011.

"Series A Holder," "Series A Majority in Interest of Holders," "Series A Stated Value" and "Series A Unconverted Preferred Stock" mean, respectively, a Holder, a Majority in Interest of Holders, the Stated Value or the Unconverted Preferred Stock, as those terms are defined in and used in the Series A Certificate of Designations.

"Series A Preferred Stock" means the shares of the Company's preferred stock designated as its Series A 12.5% Convertible Preferred Stock; provided, however, that, without the consent of a Majority in Interest of the Holders, the maximum number of shares of Series A Preferred Stock shall be equal to (i) 47,950, less (ii) the number of Exchanged Series A Shares.

"Securities Purchase Agreement" means, as may be relevant, (i) that one or more certain Securities Purchase Agreements, each dated prior to the Initial Closing Date, to which the Company and the relevant Holder (or its predecessor in interest), to whom the Exchanged Series A Shares were initially issued, are parties (each, an "Exchange Holder's Securities Purchase Agreement") or (ii) that one or more certain Securities Purchase Agreements, each dated after the original filing of this Certificate of Designations, to which the Company and the relevant Holder (or its predecessor in interest), to whom shares of Designated Preferred Stock were issued other than pursuant to the Exchange, are parties (each, a "Designated Purchaser's Securities Purchase Agreement").

"Senior Securities" means each class or series of capital stock of the Company authorized prior to the original filing of this Certificate of Designations that, by its terms, is senior to the Designated Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, and, subject to the provisions of Article III hereof, with respect to dividends, if, but only if, securities from such class or series have been issued on or prior to the Exchange Closing Date and such issuance was disclosed or contemplated in the Exchange Agreement or the relevant Designated Purchaser's Securities Purchase Agreement; notwithstanding the foregoing, it is understood that the Series A Preferred Stock is, with respect to the Designated Preferred Stock, a Senior Security (provided, however, that with respect to the seniority as to dividends, such seniority is subject to the provisions of Article III Paragraph D).

"Stated Value" for the Designated Preferred Stock shall be $1,000.00 per share.

"Trading Day" means any day during which the Principal Trading Market shall be open for business.

"Transaction Agreements" (i) has the meaning ascribed to it in the Exchange Agreement and otherwise (ii) has the meaning ascribed to it in the relevant Securities Purchase Agreement and, in each case, includes all ancillary documents entered into between the parties to those agreements.

"Unconverted Preferred Stock" means, as of the relevant date, the shares of Designated Preferred Stock which have not yet been converted or for which a Notice of Conversion has been

submitted but for which the certificates representing the Conversion Shares have not yet been delivered to the Holder.

III. DIVIDENDS

A. **Generally.** The Holders of the Designated Preferred Stock shall be entitled to receive a dividend at the rate of 12.5% per annum on the outstanding Stated Value, payable on the date (the "Dividend Payment Date") which is the earlier of (i) the last calendar day of June and December of each calendar year (each, a "Scheduled Dividend Payment Date"), except that the first Scheduled Dividend Payment Date shall be June 30, 2011 (and, with respect to shares of Designated Preferred Stock issued in connection with the Exchange, such dividend shall include all accrued but unpaid dividends, computed as of the relevant Exchange Date, on the relevant Holder's Exchanged Series A Shares; the "Exchange Shares Dividend Accrual"), or (ii) with respect to the relevant Converted Shares, on a Conversion Date. The dividend shall accrue semi-annually (pro-rated on a daily basis for any period from the later of the Issue Date or the previous Dividend Payment Date, after taking into account the Exchange Shares Dividend Accrual, if applicable, through the current Dividend Payment Date) and shall be payable in cash or, at the Company's option but subject to the other provisions of this Article III and Article IV Paragraph C, in Common Stock. Such dividends shall be payable in preference to dividends on any Common Stock or stock of any class ranking, as to dividend rights, junior to the Designated Preferred Stock, but, subject to the provisions of Paragraph D of this Article III, shall rank equally as to payment of dividends to the Senior Securities. If not paid in full on a Dividend Payment Date, dividends shall be fully cumulative and shall accrue on a daily basis, based on a 365-day year (whether or not declared and whether or not there shall be funds legally available for the payment of dividends) semi-annually or until paid, whichever is earlier.

B. **Dividends Paid In Cash.** If the Company intends to make a dividend payment on a Scheduled Dividend Payment Date, the Company shall give the Holder written notice thereof at least twenty (20) days prior to the Scheduled Dividend Payment Date. If the dividend is to be paid in cash, (i) if the Company has given such notice, the Company shall make such payment on the Scheduled Dividend Payment Date, or (ii) with respect to dividends paid with respect to Converted Shares, on the relevant Delivery Date for the Conversion Shares. Dividends may be paid in cash only if permitted by the Corporation Law and the certificate of incorporation of the Company, as then in effect. If, for any reason, the dividend is not paid in cash on the Dividend Payment Date or, if applicable, the relevant Delivery Date, the dividend will be paid in Common Stock in accordance with the provisions of this Certificate of Designations.

C. **Dividends Paid In Common Stock.** If paid in Common Stock, the number of shares of Common Stock to be received shall be determined by dividing the dollar amount of the dividend by the Conversion Price on the Dividend Payment Date. If the dividend is to be paid in Common Stock, the Common Stock shall be delivered to the Holder, or per Holder's instructions, (i) if being issued in connection with a conversion, on the applicable Delivery Date as contemplated by Article IV Paragraph B(1), and (ii) with respect to all other instances, within

five (5) Trading Days after the Dividend Payment Date (such fifth Trading Day, a "Delivery Date").

D. Limited Subordination of Certain Cash Dividends. Anything in the foregoing provisions of this Article III to the contrary notwithstanding, if the dividends payable on a given Dividend Payment Date (or being paid subsequently thereto) are being paid in cash, such cash dividend shall not be paid on account of the Designated Preferred Stock unless, on or before the date of such payment, the dividends payable on such Dividend Payment Date (or being paid subsequently thereto) with respect to the then outstanding shares of Series A Preferred Stock are paid in cash in full. In furtherance of the foregoing, and not in limitation thereof, the foregoing provisions of this Paragraph D (i) do not affect the Company's obligation to pay dividends on the Designated Preferred Stock in Common Stock if not paid in cash and (ii) are not affected by dividends which may be payable with respect to the Series A Preferred Stock after the date a cash dividend is paid to the holders of the Designated Preferred Stock in accordance with the provisions hereof.

IV. CONVERSION

A. Conversions.

1. Conversions by the Holder. Subject to the limitations on conversions contained in Paragraph C of this Article IV, each Holder of shares of Designated Preferred Stock may, at any time and from time to time after the Commencement Date, convert each of its shares of Designated Preferred Stock into a number of fully paid and nonassessable shares of Common Stock determined by applying the Conversion Formula. The minimum Stated Value of each conversion shall be $50,000, except that, if the Stated Value of the balance of the shares of Designated Preferred Stock then held by the Holder is less than $50,000, such minimum shall be the Stated Value of all such shares of Designated Preferred Stock then held by the Holder.

2. Conversion Formula. The term "Conversion Formula" means the following formula:

$$\frac{\text{Stated Value of Converted Shares}}{\text{CP}}$$

where:

"CP" means the Conversion Price in effect on the relevant Conversion Date.

B. Mechanics of Conversion. To effect a conversion of Converted Shares, the Holder must deliver or fax an executed Notice of Conversion in the form attached hereto as

Exhibit A ("Notice of Conversion") to the Company, Attn: CEO, as provided in this Paragraph. The Notice of Conversion shall be executed by the Holder of one or more shares of Designated Preferred Stock (such Holder, a "Converting Holder") and shall indicate such Holder's intention to convert the specific number of Converted Shares, representing all or a portion of the Holder's shares of Designated Preferred Stock. The date of conversion (the "Conversion Date") shall be deemed to be the date on which the Holder faxes or otherwise delivers a Notice of Conversion to the Company, provided that, if the Notice of Conversion represents the conversion of all of the then Unconverted Preferred Stock of the Holder, the Holder must deliver to the Company the certificate or certificates representing all of the Holder's Designated Preferred Stock no later than five (5) Trading Days thereafter.

1. **Delivery of Common Stock Upon Conversion.** The Conversion Certificates will be delivered to the Converting Holder at the address specified in the Notice of Conversion (which may be the Converting Holder's address for notices as contemplated by the relevant Securities Purchase Agreement or a different address) via express courier, by electronic transfer or otherwise, within three (3) Trading Days (such third Trading Day, a "Delivery Date") after the later of (i) the date on which the Notice of Conversion is delivered to the Company as contemplated in this Paragraph, or (ii) if applicable, the date on which the Converted Shares are delivered to the Company.

2. **Taxes.** The Company shall pay any and all taxes which may be imposed upon the Company with respect to the issuance and delivery of the shares of Common Stock upon the conversion of the Designated Preferred Stock other than transfer taxes due upon conversion, if such Holder has transferred to another party the Designated Preferred Stock or the right to receive Common Stock upon the Holder's conversion thereof or any or income taxes due on the part of the Holder. The Company shall have the right to withhold any taxes as required by the United States federal or state tax laws.

3. **No Fractional Shares.** If any conversion of Designated Preferred Stock would result in the issuance of a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion of the Designated Preferred Stock shall be rounded up or down to the nearest whole share, it being understood that .5 of one share shall be rounded up to the next highest share.

4. **Conversion Disputes.** In the case of any dispute with respect to a conversion, the Company shall promptly issue such number of shares of Common Stock as are not disputed in accordance with Article IV Paragraph A. If such dispute involves the calculation of the Conversion Price, the Company shall first discuss such discrepancy with the Converting Holder. If the Company and the Converting Holder are unable to agree upon the Conversion Price calculation, the Company shall promptly submit the disputed calculations to independent auditors,

which shall be one of the top three nationally recognized accounting firms selected by the Holder (unless the Holders and the Company mutually agree to a different firm). The auditors, at the expense of the party or parties in error (as determined by the auditors), shall audit the calculations and notify the Company and the Holder of the results within five (5) Trading Days following the date it receives the disputed calculations. The auditor's calculation shall be deemed conclusive, absent manifest error. The Company shall then issue the appropriate number of shares of Common Stock in accordance with Article IV Paragraph A above.

5. **DWAC Certificate Delivery.** In lieu of delivering physical certificates representing the Common Stock issuable upon conversion, provided the Company's transfer agent is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer program, upon request of a Converting Holder and his/her compliance with the provisions contained in this paragraph, so long as the certificates therefor do not bear a legend and the Converting Holder thereof is not obligated to return such certificate for the placement of a legend thereon, the Company shall use its best efforts to cause its transfer agent to electronically transmit the Common Stock issuable upon conversion to the Converting Holder by crediting the account of Converting Holder's prime broker with DTC through its Deposit Withdrawal Agent Commission system. It shall be the Holder's obligation to obtain any required medallion guarantee and to be responsible for any applicable prospectus delivery requirements.

6. **Conversion in Bankruptcy.** The Holder of any Designated Preferred Stock shall be entitled to exercise its conversion privilege with respect to the Designated Preferred Stock notwithstanding the commencement of any case under 11 U.S.C. §101 *et seq.* (the "Bankruptcy Code"). In the event the Company is a debtor under the Bankruptcy Code, the Company hereby waives, to the fullest extent permitted, any rights to relief it may have under 11 U.S.C. §362 in respect of such Holder's right to convert the Designated Preferred Stock. The Company agrees, without cost or expense to such Holder, to take or to consent to any and all action necessary to effectuate relief under 11 U.S.C. §362.

C. **Limitations on Conversions.** Notwithstanding any other provision hereof or of any of the Transaction Agreements, in no event (except (i) as specifically provided in this Certificate of Designations as an exception to this provision, or (ii) while there is outstanding a tender offer for any or all of the shares of the Company's Common Stock) shall the Holder be entitled to convert any share of Designated Preferred Stock, or shall the Company have the obligation to convert such share (and the Company shall not have the right to pay dividends on shares of Designated Preferred Stock in shares of Common Stock), to the extent that, after such conversion or issuance of stock in payment of dividends, the sum of (a) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common

Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Designated Preferred Stock or any unexercised right held by the Holder subject to a similar limitation), and (b) the number of shares of Common Stock issuable upon the conversion of the shares of Designated Preferred Stock with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the Holder upon such conversion). For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). If the Holder transfers or assigns any shares of the Designated Preferred Stock to a party who or which would not be considered such an affiliate, such assignment shall be made subject to the transferee's or assignee's specific agreement to be bound by the provisions of this Article IV Paragraph C as if such transferee or assignee were an affiliate of the original Holder hereof. Nothing herein shall preclude the Holder from disposing of a sufficient number of other shares of Common Stock beneficially owned by the Holder so as to thereafter permit the continued conversion of the shares of Designated Preferred Stock.

V. REDEMPTION

A. **Redemption by Holder.** Upon the occurrence of a Redemption Event and for as long as a Redemption Event shall continue to exist, then the Holder of the shares of Designated Preferred Stock for which a Conversion Notice has been submitted but the certificates representing the Conversion Shares have not yet been delivered to the Holder (the Holder duly giving such notice, a "Redeeming Holder") shall thereafter have the option, exercisable in whole or in part at any time and from time to time by delivery of a notice (a "Holder Redemption Notice") requesting the redemption of all or part of such Redeeming Holder's shares of Designated Preferred Stock to the Company while such Redemption Event continues, to require the Company to purchase for cash any or all of the then outstanding shares of Designated Preferred Stock held by such Holder for an amount per share equal to the Holder Redemption Amount in effect at the time of the redemption hereunder.

B. Definitions of Redemption Event and Holder Redemption Amount.

1. **Redemption Event.** There shall be a "Redemption Event" if any one or more of the following occurs:

(a) the Company has not delivered Conversion Certificates to the Holder as contemplated by Article IV Paragraph B hereof for any reason within fifteen (15) Trading Days after the Conversion Date, and the Holder thereafter gives written notice thereof to the Company and the Conversion Certificates are not received by the Holder within five (5) Trading Days after the Company's receipt of such notice (but the provisions of this clause (a) shall only apply until the delivery of Conversion Certificates);

(b) at any time prior to the Minority Outstanding Date, any one or more of the following occurs without the prior written consent of a Majority in Interest of the Holders in each instance: (i) there is a change in the beneficial ownership of more than fifty percent (50%) of the common stock of the Company within a period of forty (40) Trading Days; or (ii) there is an involuntary change in a majority of the members of the Board of Directors of the Company within a period of forty (40) days (it being specifically understood that the death or disability of a member of the Board shall not be considered involuntary for purposes of this provision);

(c) bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company and, if instituted against the Company, shall not be stayed or dismissed within sixty (60) days after institution of such proceeding;

(d) the Company shall (1) admit in writing its inability to pay its debts generally as they mature; (2) make an assignment for the benefit of creditors or commence proceedings for its dissolution; or (3) apply for or consent to the appointment of a trustee, liquidator or receiver for its or for a substantial part of its property or business;

(e) a trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within sixty (60) days after such appointment;

(f) any of the representations or warranties made by the Company in the relevant Securities Purchase Agreement or any of the other Transaction Agreements shall be false or misleading in any material respect at the time made;

(g) the Company shall fail to perform or observe, in any material respect, any covenant, term, provision, condition, agreement or obligation of the Company under the relevant Securities Purchase Agreement, and such failure shall continue uncured for a period of fifteen (15) days after the Company's receipt of written notice thereof from the Holder;

(h) at any time prior to the Minority Outstanding Date, the Company, without the prior written consent of a Majority in Interest of the Holders, shall (A) enter into a New Transaction where the New Transaction Price is less than the Conversion Price then in effect or (B) amend its Certificate of Incorporation, as in effect on the Initial Closing Date (other than by the authorization of one or more classes or series of Junior Securities by the Board of Directors pursuant to authority granted to them in the Certificate of Incorporation as in effect on the Initial Closing Date);

(i) at any time prior to the Minority Outstanding Date, the Company, without the prior written consent of a Majority in Interest of the Holders, shall pay

dividends on any class or series of securities (other than dividends payable with respect to (i) the Designated Preferred Stock or (ii) any Senior Security) or repurchase the shares of any class or series of the Company's securities from any shareholder (other than with respect to (i) the Designated Preferred Stock as provided in this Certificate of Designations or (ii) any Senior Security); or

(j) the shares of the Company's Common Stock shall be delisted for trading on the Principal Trading Market for a period of twenty (20) consecutive Trading Days (provided, however, that listing for trading on a different Principal Trading Market shall be deemed a cure of such delisting by the previous Principal Trading Market).

2. **Holder Redemption Amount.** The "Holder Redemption Amount" with respect to a share of Designated Preferred Stock being redeemed (each, a "Redeemed Share") means an amount payable in cash, equal to the sum of: (i) the Stated Value of such Redeemed Share, multiplied by (x) if the Redemption Event occurred prior to the Fifth Anniversary Date, one hundred two percent (102%) and (y) if the Redemption Event occurred thereafter, one hundred percent (100%), plus (ii) all accrued but unpaid dividends through the Redemption Payment Date. The Holder Redemption Amount shall be payable twenty (20) Trading Days after the Company's receipt of the Holder Redemption Notice given in accordance with the provisions of Article V Paragraph A (such twentieth Trading Day, the "Redemption Amount Due Date"). The term "Redemption Payment Date" means the date payment of the Holder Redemption Amount is made to the Redeeming Holder.

C. **Redemption Defaults.** If the Company fails to pay any Redeeming Holder the Holder Redemption Amount with respect to any share of Designated Preferred Stock by the Redemption Amount Due Date, then the Redeeming Holder shall be entitled to interest on the Holder Redemption Amount at a per annum rate equal to the lower of 18% and the highest interest rate permitted by applicable law from the Redemption Amount Due Date until the date of payment of the Holder Redemption Amount hereunder. In the event the Company is not able to redeem all of the shares of Designated Preferred Stock subject to Holder Redemption Notices delivered from more than one Holder prior to the date upon which such redemption is to be effected, the Company shall redeem shares of Designated Preferred Stock from each Holder pro rata, based on the total number of shares of Designated Preferred Stock outstanding at the time of redemption included by such Holder in all Holder Redemption Notices delivered prior to the date upon which such redemption is to be effected relative to the total number of shares of Designated Preferred Stock outstanding at the time of redemption included in all of the Holder Redemption Notices delivered prior to the date upon which such redemption is to be effected.

VI. LIQUIDATION PREFERENCE

A. **Liquidation Event.** If the Company shall commence a voluntary case under the U.S. Federal bankruptcy laws or any other applicable bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in an involuntary case under any law or to the

appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Company or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Company shall be entered by a court having jurisdiction in the premises in an involuntary case under the U.S. Federal bankruptcy laws or any other applicable bankruptcy, insolvency or similar law resulting in the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order shall be unstayed and in effect for a period of 60 consecutive days and, on account of any such event, the Company shall liquidate, dissolve or wind up, or if the Company shall otherwise liquidate, dissolve or wind up, including, but not limited to, the sale or transfer of all or substantially all of the Company's assets in one transaction or in a series of related transactions (a "Liquidation Event"), no distribution shall be made to the holders of any shares of capital stock of the Company (other than Senior Securities and Pari Passu Securities) upon liquidation, dissolution or winding up unless prior thereto the holders of shares of Designated Preferred Stock shall have received the Liquidation Preference with respect to each share. If, upon the occurrence of a Liquidation Event, the assets and funds available for distribution among the holders of the Designated Preferred Stock and holders of Pari Passu Securities shall be insufficient to permit the payment to such holders of the preferential amounts payable thereon, then the entire assets and funds of the Company legally available for distribution to the Designated Preferred Stock and the Pari Passu Securities shall be distributed ratably among such shares in proportion to the ratio that the Liquidation Preference payable on each such share bears to the aggregate Liquidation Preference payable on all such shares.

B. **Exclusions.** The purchase or redemption by the Company of stock of any class, in any manner permitted by law, shall not, for the purposes hereof, be regarded as a liquidation, dissolution or winding up of the Company. Neither the consolidation or merger of the Company with or into any other entity nor the sale or transfer by the Company of less than substantially all of its assets shall, for the purposes hereof, be deemed to be a liquidation, dissolution or winding up of the Company.

VII. ADJUSTMENTS TO THE CONVERSION PRICE

The Conversion Price shall be subject to adjustment from time to time as follows:

A. **Sale.** If, for as long as any shares of Designated Preferred Stock remain outstanding, the Company enters into a merger (other than where the Company is the surviving entity) or consolidation with another corporation or other entity (collectively, a "Sale"), the Company will require, in the agreements reflecting such transaction, that the surviving entity and, if an entity different from the successor or surviving entity, the entity whose capital stock or assets the holders of Common Stock of the Company are entitled to receive as a result of such transaction, expressly assume the obligations of the Company hereunder. Notwithstanding the foregoing, if the Company enters into a Sale and the holders of the Common Stock are entitled to receive stock, securities or property in respect of or in exchange for Common Stock, then as a condition of such Sale, the Company and any such successor, purchaser or transferee will agree that the Designated Preferred Stock may thereafter be converted on the terms and subject to the

conditions set forth above into the kind and amount of stock, securities or property receivable upon such merger, consolidation or transfer by a Holder of the number of shares of Common Stock into which then outstanding shares of Designated Preferred Stock might have been converted immediately before such merger, consolidation or transfer, subject to adjustments which shall be as nearly equivalent as may be practicable. In the event of any such proposed Sale, the Holder hereof shall have the right to either (i) convert all of any of the outstanding Designated Preferred Stock (without regard to the limits contemplated by Article IV Paragraph C hereof) by delivering a Notice of Conversion to the Company within 15 days of receipt of notice of such Sale from the Company or (ii) if the surviving entity in the transaction is not a publicly traded entity listed on a Principal Trading Market, demand a redemption of all or any of the outstanding Designated Preferred Stock for the Holder Redemption Amount by delivering a notice to such effect to the Company within fifteen (15) days of receipt of notice of such Sale from the Company.

B. **Spin Off.** If, at any time prior to the Conversion Date of the balance of the Designated Preferred Stock held by a Holder or to the date of payment of the Holder Redemption Amount hereunder, the Company consummates a spin off or otherwise divests itself of a part of its business or operations or disposes of all or of a part of its assets in a transaction (the "Spin Off") in which the Company, in addition to or in lieu of any other compensation received by the Company for such business, operations or assets, causes securities of another entity (the "Spin Off Securities") to be issued to security holders of the Company, then the Company shall cause (i) to be reserved Spin Off Securities equal to the number thereof which would have been issued to the Holder had all of the holder's shares of Designated Preferred Stock outstanding on the record date (the "Record Date") for determining the amount and number of Spin Off Securities to be issued to security holders of the Company (the "Outstanding Designated Preferred Stock") been converted as of the close of business on the Trading Day immediately before the Record Date (the "Reserved Spin Off Shares"), and (ii) to be issued to the Holder on the conversion of all or any of the Outstanding Designated Preferred Stock, such amount of the Reserved Spin Off Shares equal to (x) the Reserved Spin Off Shares multiplied by (y) a fraction, of which (a) the numerator is the principal amount of the Outstanding Designated Preferred Stock then being converted, and (b) the denominator is the principal amount of the Outstanding Designated Preferred Stock.

C. **Stock Splits, etc.** If, at any time while any shares of Designated Preferred Stock remain outstanding, the Company effectuates a stock split or reverse stock split of its Common Stock or issues a dividend on its Common Stock consisting of shares of Common Stock, the Conversion Price and any other amounts calculated as contemplated by this Certificate of Designations shall be equitably adjusted to reflect such action. By way of illustration, and not in limitation, of the foregoing (i) if the Company effectuates a 2:1 split of its Common Stock, thereafter, with respect to any conversion for which the Company issues shares after the record date of such split, the Conversion Price shall be deemed to be one-half of what it had been calculated to be immediately prior to such split; (ii) if the Company effectuates a 1:10 reverse split of its Common Stock, thereafter, with respect to any conversion for which the Company issues shares after the record date of such reverse split, the Conversion Price shall be deemed to be ten times what it had been calculated to be immediately prior to such split; and (iii) if the Company declares a stock dividend of one share of Common Stock for every 10 shares

outstanding, thereafter, with respect to any conversion for which the Company issues shares after the record date of such dividend, the Conversion Price shall be deemed to be such amount multiplied by a fraction, of which the numerator is the number of shares (10 in the example) for which a dividend share will be issued and the denominator is such number of shares plus the dividend share(s) issuable or issued thereon (11 in the example).

D. **Notice of Adjustments.** Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Article VII, the Company, at its expense, shall promptly compute such adjustment or readjustment and prepare and furnish to each Holder of Designated Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any Holder of Designated Preferred Stock, furnish to such Holder a like certificate setting forth (i) such adjustment or readjustment, (ii) the Conversion Price in effect at the time and (iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon conversion of a share of Designated Preferred Stock.

VIII. VOTING RIGHTS

A. **Generally.** The holders of the Designated Preferred Stock have no voting power whatsoever, except as otherwise provided by the Corporation Law or otherwise contemplated by this Certificate of Designations.

B. **Voting on Certain Actions.** In the event at any time, the Company proposes to enter into (i) a sale, lease or exchange of the Company's property and assets, which pursuant to Section 565 of the Corporations Law requires that such action be authorized by a vote of the Company's stockholders (a "Sale Statutory Vote Action") or (ii) a merger or other action which, pursuant to Section 120 of the Mergers Law requires that the plan of such merger or other action (a "Merger Statutory Vote Action" and together with a Sale Statutory Vote Action, a "Statutory Vote Action") be submitted for approval of the Company's stockholders, then, if the vote of the Company's stockholders is held prior to the Minority Outstanding Date, the holders of the Designated Preferred Stock shall be entitled to vote on such Statutory Vote Action as a separate series and any such Statutory Vote Action shall not be deemed to be approved by the stockholders of the Company without the consent of the holders of the Designated Preferred Stock (such approval determined as provided in Article VIII Paragraph C hereof).

C. **Class Voting.** To the extent that under the Corporation Law or under the provisions of this Certificate of Designations, the vote of the holders of the Designated Preferred Stock, voting separately as a class or series, as applicable, is required to authorize a given action of the Company, the affirmative vote or consent of the holders of at least a majority of the then outstanding shares of the Designated Preferred Stock represented at a duly held meeting at which a quorum is present or by written consent of the holders of at least a majority of the then outstanding shares of Designated Preferred Stock (except as otherwise may be required under the Corporation Law, a "Required Interest") shall constitute the approval of such action by the class. To the extent that under the Corporation Law holders of the Designated Preferred Stock are entitled to vote on a matter with holders of Common Stock, voting together as one class, each

share of Designated Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which it is then convertible (subject to the limitations contained in Article IV Paragraph C) using the record date for the taking of such vote of shareholders as the date as of which the Conversion Price is calculated.

D. **Deemed Consents.** Subject to the following provisions of this Article VIII Paragraph D, Holders of Designated Preferred Stock shall be deemed to have given approval or consent to any matter consented to or voted for by a Series A Majority in Interest of Holders, where (i) the affirmative votes or consents of the relevant Holders of the Series A Preferred Stock represent a Combined Majority in Interest of Combined Holders and (ii) such consent or vote applies to the Series A Preferred Stock in the same manner and the same extent as it applies to the Designated Preferred Stock. Anything in the foregoing provision or in any other provision of this Certificate of Designations to the contrary notwithstanding, no such consent shall be deemed given (unless consented to in writing by a Majority in Interest of the Holders of the Designated Preferred Stock) with respect to any one or more of the following actions: (i) any action that would affect the priority or the rank of the Designated Preferred Stock, (ii) any action that would affect the rights of Holders of Designated Preferred Stock to receive dividends as provided herein, (iii) any action that would affect the conversion rights of Holders of Designated Preferred Stock or the conversion price of the Designated Preferred Stock, as provided herein; (iv) any action that would the Holder's status as a security holder of the Company's securities as provided herein, (v) any action that would affect a Holder's rights on liquidation or dissolution of the Company as provided herein, (vi) any action which would affect a Holder's rights with respect to a Redemption Event, (vii) any action which would amend the definition of "Series A Preferred Stock" herein, and (viii) any Statutory Vote Action. This Article VIII Paragraph D will not apply (and will be deemed automatically deleted from this Certificate of Designations) at such time as the Series A Stated Value of the Series A Unconverted Preferred Stock represents fifty percent (50%) or less of the Combined Outstanding Stated Value.

IX. MISCELLANEOUS

A. **Rank.** The Designated Preferred Stock shall rank (i) prior to the Company's Common Stock; (ii) prior to any Junior Securities; (iii) junior to any Senior Securities; and (iv) *pari passu* with any Pari Passu Securities; *provided, however,* that as of the date of the initial filing of this Certificate of Designations, except for the Series A Preferred Stock (subject, with respect to dividends, to the provisions of Article III Paragraph D), there are no Senior Securities and thereafter no additional Senior Securities or Pari Passu Securities shall be created without the written consent of a Majority in Interest of the Holders.

B. **Cancellation of Designated Preferred Stock.** If any shares of Designated Preferred Stock are converted or redeemed pursuant to this Certificate of Designations, the shares so converted shall be canceled, shall return to the status of authorized, but unissued preferred stock of no designated series, and shall not be issuable by the Company as Designated Preferred Stock.

C. **Lost or Stolen Certificates.** Upon receipt by the Company of (i) evidence of the loss, theft, destruction or mutilation of any Designated Preferred Stock certificate(s) and (ii) (y) in the case of loss, theft or destruction, of indemnity (without any bond or other security) reasonably satisfactory to the Company, or (z) in the case of mutilation, upon surrender and cancellation of the Designated Preferred Stock certificate(s), the Company shall execute and deliver new Designated Preferred Stock certificate(s) of like tenor and date. However, the Company shall not be obligated to reissue such lost or stolen Designated Preferred Stock certificate(s) if the Holder contemporaneously requests the Company to convert such Designated Preferred Stock.

D. **Allocation of Reserved Amount.** The initial Reserved Amount shall be allocated pro rata among the holders of Designated Preferred Stock based on the number of shares of Designated Preferred Stock issued to each Holder. Each increase to the Reserved Amount shall be allocated pro rata among the holders of Designated Preferred Stock based on the number of shares of Designated Preferred Stock held by each Holder at the time of the increase in the Reserved Amount. In the event a Holder shall sell or otherwise transfer any of such holder's shares of Designated Preferred Stock, each transferee shall be allocated a pro rata portion of such transferor's Reserved Amount. Any portion of the Reserved Amount which remains allocated to any person or entity which does not hold any Designated Preferred Stock shall be allocated to the remaining holders of shares of Designated Preferred Stock, pro rata based on the number of shares of Designated Preferred Stock then held by such holders.

E. **Payment of Cash; Defaults.** Whenever the Company is required to make any cash payment to a Holder under this Certificate of Designations (upon redemption or otherwise), such cash payment shall be made to the Holder in good funds on the date specified herein or, if not so specified, within five (5) Trading Days after delivery by such Holder of a notice specifying that the Holder elects to receive such payment in cash and the method (*e.g.*, by check, wire transfer) in which such payment should be made. If such payment is not delivered within the relevant time period, such Holder shall thereafter be entitled to interest on the unpaid amount at a per annum rate equal to the lower of 15% and the highest interest rate permitted by applicable law until such amount is paid in full to the Holder.

F. **Status as Stockholder.** Upon submission of a Notice of Conversion by a Holder of Designated Preferred Stock, (i) the shares covered thereby shall be deemed converted into shares of Common Stock and (ii) the holder's rights as a Holder of such converted shares of Designated Preferred Stock shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Company to comply with the terms of this Certificate of Designations.

G. **Amendments.** This Certificate of Designations may only be amended with the written consent of the holders of Majority in Interest of the Holders of the outstanding Designated Preferred Stock and the vote or action of any other party or class entitled to vote or act thereon.